PROSPECTUS SUPPLEMENT

                      (TO PROSPECTUS DATED MARCH 10, 2000)

                            VALENCE TECHNOLOGY, INC.
                         950,000 SHARES OF COMMON STOCK

     This is an offering of 950,000 shares of Common Stock of Valence Technology, Inc. ("Valence" or the "Company"). Valence's Common Stock is traded on the National Market System of the NASDAQ Stock Market under the symbol VLNC. On March 16, 2000, the closing sale price of the Common Stock on the National Market System was $29.1875 per share. On March 16, 2000, there were 36,791,512 shares of our Common Stock outstanding.

     Investing in Valence Common Stock involves a high degree of risk. See "Risk Factors" beginning on page 2.

     We are offering 950,000 shares issued to a wholly owned subsidiary of the Company. These shares were placed in an escrow account and are pledged to secure certain obligations of the Company under a Stipulation of Settlement executed by the Company in connection with the proposed settlement of a class action litigation. The escrow agent has authority to dispose of these shares and/or to enter into transactions with respect to these shares. The escrow agent may enter into contractual arrangements with one or more brokers or dealers with respect to these shares. See Plan of Distribution.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     This prospectus is not an offer to sell the Company's Common Stock, and it is not soliciting an offer to buy the Common Stock in any state where the offer or sale is not permitted.

                             -----------------------

                 The date of this prospectus is March 22, 2000.

As used in this prospectus, the terms "we," "us," "our," the "Company" or "Valence" mean Valence Technology, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means our Common Stock, $.001 par value per share.

                          PROSPECTUS SUPPLEMENT SUMMARY

     Valence Technology, Inc. was incorporated in Delaware in March 1989 under the Ultracell, Inc. We changed our name to Valence Technology, Inc. in March 1992. Our executive offices are currently located at 301 Conestoga Way, Henderson, Nevada 89015, and the telephone number is (702) 558-1000.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act of 1934 and
Section 27A of the Securities Act of 1933. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations regarding our strategies, plans and objectives, our product release schedules, our ability to design, develop, manufacture and market products, our intentions with respect to strategic acquisitions, and the ability of our products to achieve or maintain commercial acceptance. Any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in this prospectus, for the reasons, among others, described in the Risk Factors section beginning on page 2. You should read the Risk Factors section carefully, and should not place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to release publicly any updated information about forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                 DIVIDEND POLICY

      We have not paid any cash dividends since inception and do not anticipate paying cash dividends in the foreseeable future. The terms of our Series B Preferred Stock prohibit the payment of cash dividends without the prior consent of the holder.

                                 USE OF PROCEEDS

      The Common Stock being offered is stock of the Company which was issued on February 11, 2000 to Valence Technology (Nevada), Inc., a wholly owned subsidiary of the Company. The stock subsequently was pledged to secure the obligations of the Company under the Stipulation of Settlement executed in connection with the Company's settlement of a class action lawsuit. The settlement, which remains subject to court approval, requires that 950,000 shares of the Company's Common Stock be deposited in a settlement fund to serve as security for the Company's payment of the settlement amount under the Stipulation of Settlement.

      The settlement provides that the escrow agent of the settlement fund shall be entitled to protect the value of the settlement fund by selling or otherwise transacting in the shares of Common Stock placed in the settlement fund and depositing the proceeds therefrom into the settlement fund. The settlement fund remains the property of Valence Technology (Nevada), Inc. until the settlement is approved by the court. If the court approves the settlement, the assets in the settlement fund will be distributed to the plaintiffs based upon the direction of counsel to the class representatives in the action in satisfaction of the Company's obligations. If the court does not approve the settlement, then the settlement fund assets will be returned to Valence Technology (Nevada), Inc.


                                    Page S-1

                          PRICE RANGE OF COMMON STOCK

     Since May 7, 1992, our Common Stock has been traded on the Nasdaq National Market under the symbol "VLNC." A summary of the high and low closing sales prices during each quarter for our Common Stock on the Nasdaq National Market follows:

FISCAL 1998                                         HIGH       LOW
-----------------------------------------------  -------  --------
Quarter ended June 29, 1997                          $10    $5-5/8
Quarter ended September 28, 1997                   9-1/8     6-7/8
Quarter ended December 28, 1997                        9     4-1/4
Quarter ended March 29, 1998                       6-1/2     4-1/4

FISCAL 1999                                         HIGH       LOW
-----------------------------------------------  -------  --------
Quarter ended June 28, 1998                       6-1/16    4-9/16
Quarter ended September 27, 1998                   5-3/4    3-7/16
Quarter ended December 27, 1998                   10-7/8     4-1/8
Quarter ended March 28, 1999                      8-9/16     6-1/8

FISCAL 2000                                         HIGH       LOW
-----------------------------------------------  -------  --------
Quarter ended June 27, 1999                       8-7/16     6-1/2
Quarter ended September 26, 1999                   7-3/8     4-3/8
Quarter ended December 26, 1999                  21-1/16   4-17/32
Quarter  ending March 31, 2000 (as of March     39-21/32    16-5/8
     16, 2000)

     On March 16, 2000, the last reported sales price of our common shares on the Nasdaq National Market was $ 29.1875 per share.

     As of March 16, 2000, and before the issuance of shares pursuant to this prospectus supplement, we have 36,791,512 shares of Common Stock outstanding.

     The approximate number of record holders of our Common Stock as of March 16, 2000, was 592.

                              PLAN OF DISTRIBUTION

     The 950,000 shares of Common Stock being offered pursuant to this prospectus (the "Underlying Stock") will be subject to the following Plan of
Distribution:

     Valence Technology (Nevada), Inc., a wholly owned subsidiary of the Company, has pledged the Underlying Stock to a settlement fund to secure the obligations of the Company pursuant to the Stipulation of Settlement executed in connection with the settlement of a class action lawsuit. The escrow agent of the settlement fund has informed the Company that in accordance with the stipulation of settlement, it may, in turn, pledge to Bear, Stearns & Co. Inc. ("Bear, Stearns") up to 600,000 shares of the Underlying Stock to enable it to enter into a contractual arrangement with respect to the disposition of these shares. The settlement fund may enter into an agreement (the "Transaction") with Bear, Stearns pursuant to which the settlement fund would purchase one or more Put Options on up to 600,000 shares of the Underlying Stock (the "Share Quantity"), and the settlement fund would sell one or more Call Options on up to 600,000 shares of the Underlying Stock. One of the Put Options and one of the Call Options would be exercisable on a specified date, which date is currently expected to be in November, 2000, and the other Put Option, if any, and the other Call Option, if any, would be exercisable on a specified date, which date is currently expected to be in December, 2000 (the "Exercise Dates"). The Transaction would have a settlement date of three business days after each of the applicable Exercise Dates, and settlement would be made in cash or through physical transfer or sale of shares to Bear, Stearns;


                                    Page S-2
provided that the Transaction may be terminated early if certain events occur, or if the parties so agree, as described in the contract between the parties governing the Transaction (the "Confirmation"), in which case Bear Stearns as Calculation Agent would determine an early settlement value based on its determination of the value of the Transaction at such time. If the final price (as defined in the Confirmation) of the shares of the Underlying Stock on the applicable Exercise Date is below the applicable put strike price (as defined in the Confirmation), then either (i) Bear, Stearns would pay to the settlement fund an amount equal to: the applicable put strike price less the final price, multiplied by the part of the Share Quantity applicable to the related Option, or (ii) Bear, Stearns would pay to the settlement fund an amount equal to: the applicable put strike price multiplied by the part of the Share Quantity applicable to the related Option, and the settlement fund would deliver to Bear, Stearns shares of the Underlying Stock in number equal to the part of the Share Quantity applicable to the related Option. If the final price of the shares of the Underlying Stock on the applicable Exercise Date is greater than the applicable call strike price, then either (i) the settlement fund would pay Bear, Stearns an amount equal to: the final price less the applicable call strike price (as defined in the Confirmation), multiplied by part of the Share Quantity applicable to the related Option or (ii) Bear, Stearns would pay to the settlement fund an amount equal to: the applicable call strike price multiplied by the part of the Share Quantity applicable to the related Option, and the settlement fund would deliver to Bear, Stearns shares of the Underlying Stock in number equal to the part of the Share Quantity applicable to the related Option. If the final price of the shares of the Underlying Stock on the applicable Exercise Date is less than or equal to the applicable call strike price and is greater than or equal to the applicable put strike price, no payment or delivery would be made by either the settlement fund or Bear, Stearns in respect of the related Option.

     Under the terms of the Transaction, the settlement fund would be required to pledge and maintain with Bear, Stearns the shares of Underlying Stock, in number equal to the Share Quantity, as collateral, securing the settlement fund's obligations under the parties' agreement. The collateral may be released to the settlement fund at the termination of the Transaction, if all obligations thereunder have been fulfilled.

     All of the shares of the Underlying Stock that may be pledged to Bear, Stearns may be sold by Bear, Stearns into the public market, in the event of a default of the fund's obligations to Bear, Stearns, or in the event Bear, Stearns otherwise acquires such shares pursuant to the terms of the Confirmation. Further, in connection with hedging the Put Option(s) and Call Option(s), Bear, Stearns may sell shares of the Share Quantity short into the market in reliance on this Prospectus Supplement and may deliver any shares of the Share Quantity that Bear, Stearns may acquire pursuant to the Options to cover such short position(s).

     The parties may also agree to early termination provisions, under which the settlement fund may request that Bear, Stearns quote an unwind price for the Transaction prior to maturity.

     The parties may agree that if any party or the Company makes a tender offer for 10% or more of the outstanding shares of Common Stock of the Company, then the Transaction would be terminated, and the settlement fund would pay to Bear, Stearns the amount of any losses incurred by Bear, Stearns as a result of such termination. Termination would occur five business days prior to the tender date of a tender offer.

     There may be adjustments made to the Transaction in the event of an occurrence that has a concentrative or dilutive effect on the theoretical value of the shares of the Common Stock of the Company, and the Transaction may terminate early in the event that there is a merger of the Company or upon the insolvency of the Company.

     Notwithstanding that the settlement fund may enter into the above transaction, the escrow agent has advised us that the sale or distribution of the shares of the Underlying Stock may be effected directly to purchasers or through one or more underwriters, brokers, dealers or agents from time to time in one or more types of transactions (which may involve crosses or block transactions):

     o    on the Nasdaq National Market or on another public exchange,

     o    in negotiated transactions, including hedge transactions

     o    through put or call options relating to the shares,

     o    through short sales of shares, or

     o through a combination of these methods of sale, at market prices or at negotiated prices.

     Any broker-dealers that act in connection with the sale of shares might be considered "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions received by broker-dealers and any profit on the resale of the shares sold by them might be considered to be underwriting discounts or commissions under the Securities Act.


                                    Page S-3

     The escrow agent may also pledge shares of Underlying Stock under loans, and upon default by the escrow agent the pledged shares might be sold using this prospectus.

                                  LEGAL MATTERS

     The validity of any Common Stock offered by this prospectus or any supplement has been passed upon for Valence by Troop Steuber Pasich Reddick & Tobey LLP, Los Angeles, California.

                                     EXPERTS

     The financial statements as of March 28, 1999 and March 29, 1998 and for the period from March 3, 1989 (date of inception) to March 28, 1999 and for each of the three years in the period ending March 28, 1999, incorporated by reference in this prospectus, have been so incorporated in reliance on the report (which includes an explanatory paragraph regarding substantial doubt about Valence's ability to continue as a going concern) of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.


                                    Page S-4

--------------------------------------------------------------------------------
      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders should not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.
--------------------------------------------------------------------------------


                             -----------------------


                            VALENCE TECHNOLOGY, INC.


                              PROSPECTUS SUPPLEMENT


                                 March 22, 2000


                             -----------------------


                                    Page S-5

                                   PROSPECTUS

                             VALENCE TECHNOLGY, INC.
                         950,000 SHARES OF COMMON STOCK
                           par value $0.001 per share)


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETED AND MAY BE CHANGED. WE MAY NOT SELL THE COMPANY'S COMMON STOCK PURSUANT HERETO UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE COMPANY'S COMMON STOCK AND IT IS NOT SOLICITING AN OFFER TO BUY THE COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD WITH THIS PROSPECTUS.

                             -----------------------

     Our executive offices are located at 301 Conestoga Way, Henderson, NV 89015, and our telephone number is (702) 558-1000.


                 The date of this prospectus is March 10, 2000.

As used in this prospectus, the terms "we," "us," "our," the "Company" or "Valence" mean Valence Technology, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term "Common Stock" means our Common Stock, $.001 par value per share.

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may from time to time offer up 950,000 shares of Common Stock, $0.001 par value per share, of Valence, at prices and on terms to be determined at the time of sale. The Common Stock is sometimes referred to herein as "securities." The securities offered pursuant to this prospectus may be issued in one or more series of issuances.

     Each time we offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.

                                  ABOUT VALENCE

OUR BUSINESS

     We are engaged in research and development to produce advanced rechargeable batteries based upon specialized technologies referred to in the industry as lithium ion and polymer technologies, and expect to commence manufacturing such batteries in commercial quantities within the calendar year. Our objective is to become a leading provider of rechargeable batteries. In July 1995, we announced that we obtained a license to a related specialized battery technology from Bell Communications Research, Inc. Since that time, we have been working to integrate the Bell Communications technology with our own lithium polymer battery technology. At the same time, we have continued the redesign and modifications to our manufacturing equipment in Northern Ireland to support the potential future commercial introduction of this new battery design.

THE MARKET FOR OUR BATTERIES

     Widespread use of a variety of portable consumer electronics such as portable computers, cellular, telephones, camcorders and handheld power tools, as well as continued demand from conventional applications such as automobiles, have resulted in large markets for rechargeable batteries. These new and conventional applications are placing growing demands on existing battery technologies to deliver increasing amounts of electricity through smaller and lighter batteries. In some cases, current battery capabilities are a major limitation to the introduction of enhanced electronic products.

OUR STAGE OF DEVELOPMENT

     We are a development stage company whose primary activities to date have been:

     o    acquiring and developing technology;

     o    implementing a production line;

     o    manufacturing limited quantities of prototype batteries;

     o    recruiting personnel; and

     o    obtaining capital.

     Our current research prototype batteries meet some of the exacting specifications demanded by the marketplace. Except for insubstantial revenues from limited sales of prototype lithium polymer batteries, we presently have a very limited supply of products available for sale. We have recently entered into agreements valued at approximately $17 million, calling for us to supply batteries to end users starting in the second quarter of calendar year 2000. However, we do not expect to receive any significant revenues from the sale of our products at least until the latter half of calendar year 2000. Receipt of significant revenues from product sales will depend on, among other things, rapid enlargement of our manufacturing capabilities to meet the requirements of existing and potential product orders. Among many business risks we face, there are risks that we will not be able to manufacture our products in sufficient quantities, at an acceptable cost or with appropriate performance characteristics, that we will not be able to successfully market such products, and that such products will not achieve market acceptance. See "Risk Factors," below.

                                  RISK FACTORS

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD NOT MAKE AN INVESTMENT IF YOU CANNOT AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING VALENCE AND ITS BUSINESS BEFORE PURCHASING ANY SHARES OF OUR COMMON STOCK.

WE MAY HAVE A NEED FOR ADDITIONAL CAPITAL. At December 26, 1999, we had cash and cash equivalents of $31,422,000. After taking into account our cash and cash equivalents, projected revenues and receipt of funds from other sources, we may need to raise additional funding through debt or equity financing through fiscal 2001 to complete funding of planned capital expenditure expansion, research and product development, marketing and general and administrative expenses and to pursue joint venture opportunities. Our cash requirements, however, may vary materially from those now planned because of changes in our operations, including changes in original equipment manufacturer (OEM) relationships or market conditions. There can be no assurance that additional funds for these purposes, whether from equity or debt financing agreements, will be available on favorable terms, if at all. If we cannot raise additional funds, further development and production of our batteries may be delayed, we may not be able to increase personnel in our sales and marketing departments or otherwise execute our business plan, all of which may have a material adverse effect on our operations and financial condition. In addition, if any of the risks described in "Risk Factors" do occur, such as additional costs resulting from an adverse judgment or settlement of litigation, we may need to obtain additional funds to enable us to continue operations and execute our business plan beyond the first quarter of fiscal 2001. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. The effects of these adjustments, if necessary, could be material.

WE ARE A DEVELOPMENT STAGE COMPANY WITH A LIMITED QUANTITY OF PRODUCTS CURRENTLY AVAILABLE FOR SALE. We are a development stage company and cannot anticipate when, or if, we will ever have significant revenues from a product. We have derived our revenues primarily from a research and development contract with Delphi Automotive Systems Group, which we completed in May 1998. We presently have limited quantities of commercially developed and manufactured products available for sale. If we cannot rapidly increase our production capabilities to make commercially acceptable product, we may not be able to fulfill existing purchase orders in a timely manner or at all, and we may not be able to procure additional purchase orders, in which event, our business and financial condition would be materially adversely affected.

OUR CURRENT AVAILABLE CAPITAL AND FUTURE REVENUES, IF ANY, WILL NOT BE SUFFICIENT TO MEET OUR FUTURE OPERATING NEEDS. We have generally incurred operating losses since inception in 1989 and had an accumulated deficit of $182,031,000 as of December 26, 1999. We may never achieve or sustain significant revenues or profitability in the future. We have negative working capital and have sustained recurring losses related primarily to the research and development and marketing of our products. We expect to incur significant losses in the future, as we continue our product development, begin to build inventory and continue our marketing efforts. We will need to secure additional financing in order to continue operations and execute our business plan, including planned capital expenditures beyond the first quarter of fiscal 2001, unless we begin to generate significant operating revenue. We will have to continue to devote a significant amount of management time to obtaining financing.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING, IN WHICH CASE WE WOULD NEED TO REDUCE DEVELOPMENTAL EFFORTS AND MAY NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS. If we are unable to achieve profitability or we are unable to secure additional financing on acceptable terms, we will be unable to continue to fund our operations. We are parties to an agreement pursuant to which we are entitled to capital grant advances from the Northern Ireland Industrial Development Board once we obtain cumulative revenues from the sale of batteries of $4 million. We may not achieve these cumulative revenues over the short-term, or at all. Additionally, a lack of capital may require us to license to third parties rights to commercialize products or technologies that we might otherwise seek to develop ourselves, and to scale back or eliminate our research and product development programs. The unavailability of adequate funds would preclude us from continuing to redesign and modify our manufacturing facility, ramp up our sales and marketing staff and otherwise execute our business plan, all of which would have a material adverse effect on our business, financial condition, and results of operations.

WE ARE INVOLVED IN LAWSUITS THAT COULD NEGATIVELY IMPACT OUR BUSINESS. We currently have two substantial lawsuits in which we are involved and a third in which a recently-reached settlement is pending court approval, which would result in a dismissal of the case. The recently-settled lawsuit was a class action by a class of persons who purchased our Common Stock between May 7, 1992 and August 10, 1994, alleging that we violated federal securities laws and seeking unspecified compensatory and punitive damages, attorneys' fees and costs for claimed misstatement of our stock price in the public offering and open market purchases of stock during that period. The complaint names the Company as a defendant as well as some of our present and former officers and directors, asserting that the Company and those individuals violated federal securities laws by misrepresenting and failing to disclose certain information about the Company's business during the class period. On February 10, 2000 we announced a settlement of the class action, subject to court approval. The second lawsuit involves a claim by a manufacturer of one of our pieces of manufacturing equipment that we owe it approximately $2.5 million; in this action, we have filed a counterclaim against the manufacturer seeking damages to be determined at trial. The third lawsuit is a contract claim that we instituted against several parties; one party has filed a counterclaim against us and third parties claiming damages of approximately $900,000 based on breach of a contract, and this matter is presently stayed pending settlement discussions. Although we intend to defend vigorously the claims against us in each of these lawsuits, if any of them is resolved unfavorably to us we may be required to pay substantial monetary damages which would have a material adverse effect on our financial condition, results of operations and cash flows. In addition, our defense of these actions has, and may continue to, result in substantial costs to us, as well as requiring the significant dedication of management resources. If we choose to settle any of these lawsuits, the settlement costs could also have a significant effect on our cash resources and our financial condition.

WE MAY NOT BE ABLE TO COST-EFFECTIVELY MANUFACTURE OUR BATTERIES. To be successful, we must manufacture commercial, high-quality quantities of our products at competitive costs. To date, we have produced limited quantities of prototype and production quality products that we believe have performance characteristics that are suitable for a broad market. However, additional development will be required to enable us to produce battery systems with these characteristics from our manufacturing line. In addition, to facilitate broad commercialization of our products, we will need to reduce our manufacturing costs. Our batteries may not be manufacturable in long-run commercial quantities to the performance specifications demanded by customers. We must still be able to competitively manufacture these batteries. Our current manufacturing technology will need to be more fully developed before we will be able to manufacture our batteries in commercial quantities. We must be able to substantially raise yields of commercial quality batteries in commercial quantities in order to cost effectively produce our batteries. Failure to achieve substantially increased yields of our batteries and reduce unit-manufacturing costs will preclude us from offering our batteries at a competitive price to the public and therefore cause a material adverse effect on our business, results of operations and financial condition. If we manufacture our batteries in commercial quantities and they fail to perform as expected, our reputation could be severely damaged, and we could lose existing or potential future business, which would have a material adverse effect on our ability to market our batteries even if the defect were corrected.

BECAUSE OUR BATTERIES ARE ONLY SOLD WHEN INCORPORATED INTO OTHER PRODUCTS, WE RELY ON ORIGINAL EQUIPMENT MANUFACTURERS TO COMMERCIALIZE OUR PRODUCTS. To be successful, our batteries must gain broad market acceptance. In addition, our success will depend significantly on our ability to meet OEM customer requirements by developing and introducing on a timely basis new products and enhanced or modified versions of our existing products. OEMs often require unique configurations or custom designs for battery systems, which must be developed and integrated in the OEM's product well before the product is launched by the OEM. Thus, there is often substantial lead-time between the commencement of design efforts for a customized battery system and the commencement of volume shipments of the battery system to the OEM. If we are unable to design, develop and introduce products that meet OEMs' and other customers' exacting requirements on a timely basis, we may not be able to fulfill our obligations under existing purchase orders, we may lose opportunities to enter into additional purchase orders and our reputation may be damaged, all of which would have a material adverse effect on our business, results of operations and financial condition. In addition, to determine the requirements of each specific application, we will be dependent upon OEMs and other intermediaries such as battery pack designers into whose products our batteries will be incorporated. We may not receive adequate assistance from OEMs to successfully commercialize our products.

WE MUST EXPAND OUR SALES STAFF, SUPPORT CAPABILITIES AND DISTRIBUTION CHANNELS TO DISTRIBUTE OUR PRODUCTS ON A COMMERCIAL SCALE. To implement our strategy successfully, we will have to increase our staff, including personnel in sales and marketing, engineering, development and product support capabilities, as well as third party and direct distribution channels. We may not be able to sufficiently increase our staff or product support capabilities, or be successful in our sales and marketing efforts. Failure in any of these areas could have a material adverse effect on our business and results of operations.

WE ARE IN THE EARLY STAGE OF MANUFACTURING, AND IF WE ARE UNABLE TO DEVELOP MANUFACTURING CAPABILITIES IN A COST EFFECTIVE MANNER, WE WILL NOT BE ABLE TO GENERATE PROFITS. To date, we have not manufactured batteries on a commercial scale. Until recently, our batteries only have been manufactured on our pilot manufacturing line, which is able to produce prototype cells in quantities sufficient to enable customer sampling and testing and product development. We are currently in the early stages of transitioning production to an automated high volume production line that will work with our newest battery technology in our manufacturing facility in Mallusk, Northern Ireland. The redesign and modification of the manufacturing facility, including its customized manufacturing equipment, will continue to require substantial engineering work and capital expenses and is subject to significant risks, including risks of cost overruns and significant delays. In addition, in order to rapidly scale up the manufacturing capacity, we will need to begin fabrication of a second automated production line before completing full qualification of the first line. In automating, redesigning and modifying the manufacturing processes, we have been, and will continue to depend on, several developers of automated production lines, which have limited experience in producing equipment for the manufacture of batteries. A key determinant of our current and future production capacity and profitability is the production yield of our manufacturing process. To date, we have not achieved production yields sufficient to sustain commercial production of our batteries. In 1993, we entered into a purchase order for $100 million of our batteries, which incorporated a previous technology, that we were unable to fulfill due to our inability to commercially produce our batteries pursuant to the customer's specifications. We must be able to substantially raise yields of commercial quality batteries in commercial quantities in order to cost effectively produce our batteries. Any failure to achieve substantially increased yields of our batteries and reduce unit-manufacturing costs could have a material adverse effect on our business, results of operations and financial condition. As part of our manufacturing ramp-up, we will need to hire and train a substantial number of new manufacturing workers. The availability of skilled and unskilled workers in Northern Ireland, the site of our manufacturing facility, is limited due to a relatively low unemployment rate. We may not successfully develop improved processes, design required production equipment, enter into acceptable contracts for the fabrication of such equipment, obtain timely delivery of such equipment, implement multiple production lines or successfully operate the Mallusk facility. We may not be able to successfully automate our production on a timely basis, if at all, and such automation may not result in greater manufacturing capacity or lower manufacturing costs than our pilot production line. Customer relationships could be damaged if we fail to begin volume manufacturing on a timely basis or at all. Such failure could cause lost opportunities and have a material adverse effect on our business, results of operations and financial condition.

WE ARE EXPERIENCING DELAYS IN QUALIFYING OUR MANUFACTURING FACILITIES. We have been unable to meet our prior schedules regarding delivery, installation, de-bugging and qualification of the Northern Ireland facility production equipment. As most of the production equipment is being specially manufactured for us, further problems may develop and cause further delay in our current schedules. We are modifying and bringing many of the manufacturing processes that we are implementing in this production equipment up to date for the first time from our laboratory scale prototype work. We may need to further refine the processes, which could cause substantial delays in the qualification and use of this equipment. Furthermore, if we are able to refine our process, we may not be able to produce the required amount of qualification samples to potential customers. From our discussions with potential customers, we expect that customers will require an extensive qualification period once the customer receives its first commercial product off a production line.

WE DEPEND ON SOLE OR LIMITED SOURCE SUPPLIERS FOR CERTAIN KEY RAW MATERIALS TO DEVELOP AND MANUFACTURE OUR BATTERIES. We depend on sole or limited source suppliers for certain key raw materials used in our products. We generally purchase sole or limited source raw materials pursuant to purchase orders placed from time to time and have no long-term contracts or other guaranteed supply arrangements with our sole or limited source suppliers. Our suppliers may not be able to meet our requirements relative to specifications and volumes for key raw materials, and we may not be able to locate alternative sources of supply. We may not be able to purchase raw materials at an acceptable cost. In addition, the raw materials which we utilize must be of a very high quality, and we have in the past experienced delays in product development due to the delivery of nonconforming raw materials from our suppliers. If we are unable to obtain high quality raw materials in sufficient quantities and on a timely basis, our production of batteries may be delayed which will have a material adverse effect on our business and results of operations.

OUR BATTERIES MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN MARKET ACCEPTANCE. To achieve market acceptance, our batteries must offer significant performance advantages at a cost effective rate as compared to other current and potential alternative battery technologies in a broad range of applications. Our batteries may not be able to achieve or sustain these advantages. Even if our batteries provide meaningful price or performance advantages, there is a risk our batteries may not be able to achieve or maintain market acceptance in any potential market application. The success of our products also will depend upon the level of market acceptance of OEMs' and other customers' end products that incorporate our batteries, a circumstance over which we have little or no control. If our batteries do not achieve and maintain significant performance advantages at a cost effective rate over other technologies and achieve significant and sustained market acceptance, or if customers' applications which incorporate our products do not achieve lasting market acceptance, our business, results of operations and financial condition could be materially adversely affected.

THERE HAS BEEN, AND CONTINUES TO BE, A RAPID EVOLUTION OF BATTERY TECHNOLOGIES. The battery industry has experienced, and is expected to continue to experience, rapid technological change. Various companies are seeking to enhance traditional battery technologies, such as lead acid and NiCad, and other companies have recently introduced or are developing batteries based on nickel metal hydride ("NiMH"), lithium and other emerging and potential technologies. While these competitors are engaged in significant development work on these various battery systems, we believe that much of this effort is focused on achieving higher energy densities for low power applications such as portable electronics. One or more new, higher energy rechargeable battery technologies could be introduced which could be directly competitive with, or be superior to, our technology. The capabilities of many of these competing technologies have improved over the past several years, which have resulted in a customer perception that our technology may not offer as many advantages as previously anticipated. Competing technologies that outperform our batteries could be developed and successfully introduced and, as a result, there is a risk that our products may not be able to compete effectively in our targeted market segments.

OUR COMPETITORS MAY DEVELOP BATTERIES SIMILAR OR SUPERIOR TO OURS OR OTHERWISE COMPETE MORE SUCCESSFULLY THAN WE DO. Competition in the rechargeable battery industry is intense. The industry consists of major domestic and international companies, most of which have financial, technical, marketing, sales, manufacturing, distribution and other resources substantially greater than ours. There is a risk that other companies may develop batteries similar or superior to ours. In addition, many of these companies have name recognition, established positions in the market, and long standing relationships with OEMs and other customers. We believe that our primary competitors are existing suppliers of lithium ion, competing polymer and, in some cases, NiMH batteries. These suppliers include Matsushita Industrial Co., Ltd., Sony, Toshiba, SAFT America, Inc. and PolyStor Corp. All of these companies are very large and have substantial resources and market presence. We expect that we will compete against manufacturers of other types of batteries in our targeted application segments, which include laptops, cellular phones and personal digital assistance products, on the basis of performance, cost and ease of recycling. There is also a risk that we may not be able to compete successfully against manufacturers of other types of batteries in any of our targeted applications.

OUR SUCCESS DEPENDS HEAVILY ON OUR SENIOR MANAGEMENT PERSONNEL AND ON OUR ABILITY TO ATTRACT AND RETAIN KEY EMPLOYEES. Our success is highly dependent upon the active participation of our senior management personnel. We do not have written employment contracts with any key employees and do not maintain key man life insurance policies for any of our employees. We believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial and marketing personnel who are familiar with and experienced in the battery industry as well as skilled personnel to operate our facility in Northern Ireland. Competition for personnel, in particular for product development and product implementation personnel, is intense, and we compete in the market for personnel against numerous companies, including larger, more established competitors with significantly greater financial resources than us. The availability of skilled and unskilled workers in Northern Ireland is limited due to a relatively low unemployment rate. From time to time we experience difficulty in recruiting qualified personnel, and we cannot be certain that we will be successful in attracting and retaining skilled personnel. If we are unable to attract and retain other qualified personnel, we may not be able to staff our manufacturing facility to operate at full capacity, which could delay our production of batteries and cause us to breach our obligations under existing or new purchase orders. Also, if we cannot attract and retain experienced sales and marketing personnel, we may not achieve the visibility in the marketplace that we need to obtain purchase orders, which would have a material adverse effect on our financial condition.

WE FACE A RISK THAT OUR PENDING PATENT APPLICATIONS WILL NOT RESULT IN ISSUED PATENTS AND THAT OUR ISSUED PATENTS WILL NOT PROVIDE PROTECTION AGAINST COMPETITORS. Our ability to compete successfully will depend on whether we can protect our proprietary technology and manufacturing processes. We rely on a combination of patent and trade secret protection, non-disclosure agreements, and cross-licensing agreements. These measures may not be adequate or safeguard the proprietary technology underlying our batteries. In addition, employees, consultants, and others who participate in the development of our products may breach their non-disclosure agreements with us, and we may not have adequate remedies for any such breach. Moreover, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights. We intend to pursue enforcement and defense of our patents and our other proprietary rights. We could incur significant expenses in preserving our proprietary rights and these costs could have a material adverse effect on our financial condition. In addition, we may not be able to effectively protect our intellectual property rights outside of the United States. If existing or future patents containing broad claims are upheld by the courts, the holders of such patents could require companies to obtain licenses. If we are found to be infringing third party patents, there is a risk that we may not be able to obtain licenses to such products on reasonable terms, if at all. Our failure to protect our proprietary technology may materially adversely affect our financial condition and results of operations. Patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. Therefore, our pending patent applications may not result in issued patents and any of our issued patents may not afford protection against a competitor.

OUR BATTERIES CONTAIN POTENTIALLY DANGEROUS MATERIALS, WHICH COULD EXPOSE US TO LIABILITY. In the event of a short circuit or other physical damage to a battery, a reaction may result with excess heat or a gas being released and, if not properly released, may be flammable or potentially even explosive. Our batteries, based on an earlier (and since abandoned) technology, have smoked, caught fire and vented gas in the past, and we have attempted to design our current batteries to reduce this risk; if we are unsuccessful in these efforts, we could be exposed to product liability litigation. In addition, our batteries incorporate potentially dangerous materials, including lithium. While we believe the materials in our batteries are less reactive than other potentially dangerous materials found in other types of batteries, it is possible that these materials will require special handling. It is possible that safety problems may develop in the future. We are aware that if the amounts of active materials in our batteries are not properly balanced and if the charge/discharge system is not properly managed, a dangerous situation may result. Other battery manufacturers using technology similar to ours include special safety circuitry within the battery to prevent such a condition. We expect that our customers will have to use this type of circuitry.

WE HAVE NOT COMPLETED SAFETY TESTING OUR BATTERIES AND MAY NOT BE ABLE TO MAKE COMMERCIAL SALES OF OUR BATTERIES UNTIL WE SUCCESSFULLY COMPLETE SUCH TESTS. We have conducted safety testing of our batteries and have submitted batteries to Underwriters Laboratories for certification, which is required by many OEMs prior to placing a purchase order with the Company. We cannot assure you that Underwriters Laboratories will certify our batteries. As part of our safety testing program, prototype batteries of various sizes, designs and chemical formulations are subject to abuse testing, where the battery is subjected to conditions outside the expected normal operating conditions of the battery. While some prototype batteries have survived these tests, others have vented gases containing vaporized solvents and have caught fire. These results were generally expected, and until we have completed testing we cannot make a complete determination as to the conditions in which the battery must be operated. Additionally, each new battery design requires new safety testing. Therefore, safety problems may develop with respect to our battery technology that could prevent or delay commercial introduction.

SAFETY RISKS IN OUR FACILITIES COULD DELAY PRODUCTION AND ADVERSELY AFFECT OPERATIONS. There is a risk that an accident in our facilities will occur. Any accident, whether with the use of a battery or in our operations, could result in significant manufacturing delays or claims for damages resulting from injuries, which would adversely affect our operations and financial condition.

WE DO NOT FULLY CONTROL OUR JOINT VENTURE OPERATIONS, STRATEGIES AND FINANCIAL DECISIONS AND WE CANNOT ASSURE YOU THAT OUR PRODUCTS WILL BE MARKETED SUCCESSFULLY THROUGH THESE VENTURES. We do not control or manage either of our operating joint ventures. Consequently, we are required to depend on the management of our venture partners to successfully operate these ventures. There is a risk that our joint venture partners may have economic, business or legal interests or goals that conflict with ours or that we may be required to fulfill obligations of our joint venture partners if they are unable to meet their obligations. Any significant disagreements with our venture partners could have a material adverse effect on our ventures. Also, we depend to a significant degree on local partners in our joint ventures to provide us with regulatory and marketing expertise and familiarity with the local business environment. Any disruption in our relationship with these parties could make it more difficult to market our products in the geographic regions or to the customers to which the joint venture relates. Also, if these ventures are not successful, they could significantly damage our reputation, which will make it more difficult to obtain purchase orders for our batteries.

WE DO NOT HAVE A COLLABORATIVE PARTNER TO ASSIST US IN DEVELOPMENT OF OUR BATTERIES, WHICH MAY LIMIT OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR PRODUCTS. We have received substantially all our revenues to date from a research and development agreement with Delphi Automotive Systems Group, which we completed in May 1998. The Delphi agreement was for joint development in the automotive market. Although we have held discussions with OEMs in the portable consumer electronics and telecommunications markets about possible strategic relationships as a means to accelerate introduction of our batteries into these markets, we may not be able to enter into any such alliances. The use of alliances for our development, product design, volume purchase and manufacturing and marketing expertise can reduce the need for development and use of internal resources. Further, even if we could collaborate with a desirable partner, there is a chance that the partnership may not be successful. The success of any strategic alliance that we may enter into depends on, among other things, the general business condition of the partner, its commitment to the strategic alliance and the skills and experience of its employees.

A STRICT REGULATORY ENVIRONMENT MAY DEVELOP WHICH MAY DELAY SHIPMENTS AND IMPOSE ADDITIONAL COSTS ON US. At the present time, neither the storage, use or disposal of the component parts of our batteries nor the transport of our batteries is regulated by federal, state or local law. However, we expect that laws and regulations may be enacted in the future which could impose environmental, health and safety controls on the storage, use, and disposal of certain chemicals and metals used in the manufacture of lithium polymer batteries as well as regulations governing the transport of our batteries. Satisfying any future laws or regulations could require significant time and resources from our technical staff and possible redesign which may result in substantial expenditures and delays in the production of our product, all of which could have a material adverse effect on our business.

THE FAILURE OF OUR KEY SUPPLIERS AND CUSTOMERS TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS. We use a number of computer software programs and operating systems in our internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contained source code that had not been updated to the calendar year "2000," we have recently completed modification or replacement of such source code to the extent we believe necessary. There is a risk that these modifications might not be completely effective, and that significant computer systems of Valence could yet be affected by an adverse "Year 2000" event. Although to date we have not experienced any problems with suppliers and customers arising out of "Year 2000" computer transitions, we do not have direct knowledge of our suppliers' and customers' "Year 2000" remediation. Thus, there continues to be some risk that "Year 2000" problems might arise which could adversely affect us in our own operations, or indirectly through adverse impacts on the operations of our suppliers, customers or financial institutions.

POLITICAL INSTABILITY IN NORTHERN IRELAND MAY DELAY PROGRESS IN OUR NORTHERN IRELAND FACILITY. Despite the recent peace accord in Northern Ireland, we cannot assure you that instabilities will not continue in the future. Any political instability in Northern Ireland could delay our manufacturing of batteries. Any delays could also cause us to lose sales and marketing opportunities, as potential customers would find other vendors to meet their needs.

CORPORATE INSIDERS OR AFFILIATES WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER MATTERS REQUIRING STOCKHOLDER APPROVAL. As of December 26, 1999, our officers, directors, and their affiliates as a group beneficially owned approximately 20.91% of our outstanding Common Stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions.

ANTI-TAKEOVER PROVISIONS IN OUR CORPORATE CHARTER OR THOSE WHICH APPLY TO US BY VIRTUE OF THE APPLICATION OF DELAWARE GENERAL CORPORATION LAW WILL MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE A MAJORITY INTEREST OF OUR OUTSTANDING VOTING STOCK. Our Board of Directors has the authority to issue up to 10 million shares of undesignated preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders. As of October 31, 1999, holders of the Series A Preferred Stock had converted all outstanding shares of the Series A Preferred Stock. The rights of the holders of our capital stock are subject to the rights of the holders of the Series B Preferred Stock, 3,500 shares of which currently are outstanding, and will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of additional shares of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of Valence. Furthermore, our classified Board of Directors and certain other provisions of our Certificate of Incorporation may have the effect of delaying or preventing changes in control or management, which could adversely affect the market prices of our Common Stock and Series B Preferred Stock.

IF THE ISSUANCE OF OUR PREFERRED STOCK VIOLATED THE NASDAQ STOCK MARKET'S LISTING MAINTENANCE REQUIREMENTS, OR IF WE OTHERWISE FAIL TO CONTINUE TO MEET THE NASDAQ STOCK MARKET'S LISTING MAINTENANCE REQUIREMENTS, THE NASDAQ STOCK MARKET MAY DELIST OUR COMMON STOCK. In late January 1999, The Nasdaq Stock Market released its guidance on "future priced securities" and the necessity of the issuer to comply with The Nasdaq Stock Market's listing maintenance requirements in issuing these securities. In the event that The Nasdaq Stock Market determined that the issuance of our Series A Preferred Stock and/or Series B Preferred Stock was in violation of these listing maintenance requirements, or if we are otherwise unable to continue to meet its listing maintenance requirements, The Nasdaq Stock Market might delist us. Delisting would have a material adverse effect on the price of our Common Stock and on the levels of liquidity currently available to our stockholders. We may not be able to satisfy these listing requirements on an ongoing basis.

CONVERSION OF PREFERRED STOCK AND SALES OF COMMON STOCK BY CC INVESTMENTS MAY DEPRESS THE PRICE OF OUR COMMON STOCK AND SUBSTANTIALLY DILUTE YOUR STOCK. If CC Investments, a 4.9% stockholder of Valence, were to exercise all of the warrants it holds and convert all of the shares of preferred stock it owns, as of December 26, 1999 it would have acquired approximately 1,511,542 shares of our Common Stock. The number of shares into which the preferred stock converts increases at 6% per year. If CC Investments exercises the warrants or converts its preferred stock into shares of our Common Stock and sells the shares into the market, such sales could have a negative effect on the market price of our Common Stock and would dilute your holdings in our Common Stock. Additionally, dilution or the potential for dilution could materially impair our ability to raise capital through the future sale of equity securities.

VARIABLE CONVERSION OF SERIES B PREFERRED STOCK. CC Investments holds all of our outstanding Series B Preferred Stock. The conversion price of our Series B Preferred Stock is variable and may depress the price of our Common Stock and substantially dilute your stock. Since July 27, 1999, our Series B Preferred Stock is convertible into a larger amount of shares when our Common Stock trades at a price below $6.03 in six out of ten consecutive trading days. For example, if on December 26, 1999 our Common Stock in the previous ten trading days had been trading at or above $6.03, the remaining 3,500 shares of Series B Preferred Stock held by CC Investments would have been convertible into approximately 616,020 shares of our Common Stock. If, however, on that date the average of the lowest six closing bid prices of our Common Stock over the previous ten trading days (referred in the table below as the "average price") had been lower than $6.03, then the Series B Preferred Stock would have converted into a greater number of shares.

The following table illustrates this effect:

                                          NUMBER OF SHARES INTO WHICH
          AVERAGE PRICE               3,500 SHARES OF SERIES B PREFERRED
                                                 WOULD CONVERT

                        If our Common Stock trades at or
                          below $6.03 in six out of ten
                            consecutive trading days

              $6.03...............................616,020

              $5.00...............................742,921

              $4.00...............................928,651

              $3.00.............................1,238,201

The effect of this variable conversion rate, if applicable, will be to depress further the market price of our Common Stock and to dilute further stockholder holdings in our Common Stock.

OUR STOCK PRICE IS VOLATILE. The market price of the shares of our Common Stock has been and is likely to continue to be highly volatile. Factors such as the fluctuation in our operating results, announcements of technological innovations or new commercial products by us or our competitors, failure to achieve operating results projected by securities analysts, governmental regulation, developments in our patent or other proprietary rights or our competitors' developments, our relationships with current or future collaborative partners, and general market conditions may have a significant effect on the market price of our Common Stock. We do not pay, or expect to pay, dividends to the holders of our Common Stock. We have never paid any cash dividends and do not anticipate paying cash dividends on our Common Stock in the foreseeable future.

YOU MAY EXPERIENCE DILUTION. The offering of shares of Common Stock in connection with the Offering may result in an adjustment to the exercise or conversion price of certain warrants and other convertible securities. If an adjustment is made, you will experience dilution.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Those statements include words such as "anticipate," "believe," "estimate," "project," "intend," and similar expressions, which we have used to identify these statements as forward-looking statements. These statements appear throughout this prospectus supplement and prospectus and are statements regarding our intent, belief, or current expectations, primarily with respect to the operations of Valence and related industry developments. You are cautioned that any such forward-looking statements do not guarantee future performance and involve risks and uncertainties, and that actual results could differ materially from those discussed here, including under "Risk Factors," and in the documents incorporated by reference in this prospectus supplement and in the prospectus.

                           INCORPORATION BY REFERENCE

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     o Proxy Statement on Schedule 14A for the Company's Annual Meeting of Shareholders for the Year 2000, dated January 28, 2000 and filed January 28, 2000.

     o Annual Report on Form 10-K for the year ended March 28, 1999, filed June 28, 1999;

     o    Current Report on Form 8-K, dated June 28, 1999 and filed July 6,
          1999;

     o    Current Report on Form 8-K, dated July 29, 1999 and filed August 5,
          1999;

     o Current Report on Form 8-K, dated December 21, 1999 and filed January 7, 2000;

     o Current Report on Form 8-K, dated February 10, 2000 and filed February 14, 2000;

     o    Current Report on Form 8-K, dated March 1, 2000 and filed March 3,
          2000;

     o Quarterly Report on Form 10-Q, for the fiscal quarter ended June 27, 1999, filed August 11, 1999;

     o Quarterly Report on Form 10-Q, for the fiscal quarter ended September 26, 1999, filed November 10, 1999;

     o Amendment to Quarterly Report on Form 10-Q, for the fiscal quarter ended June 27, 1999, filed November 15, 1999;

     o Quarterly Report on Form 10-Q, for the fiscal quarter ended December 26, 1999, filed February 9, 2000; and

     o The description of the Common Stock contained in Valence's Registration Statement on Form 8-A filed with the SEC under the Securities Exchange Act of 1934.

     You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:


                            VALENCE TECHNOLOGY, INC.
                 ATTENTION: JAY L. KING, CHIEF FINANCIAL OFFICER
                     301 CONESTOGA WAY, HENDERSON, NV 89015
           TEL. -- (702) 558-1000; EMAIL -- JAY.KING@VALENCE-TECH.COM


     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                 USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of Common Stock offered hereby will be used for general corporate purposes. We expect from time to time to evaluate the acquisition of products, businesses and technologies for which a portion of the net proceeds may be used. Currently, however, we do not have any understandings, commitments or agreements with respect to any material acquisitions for which a portion of the net proceeds may be used.

                              PLAN OF DISTRIBUTION

     We may sell the Common Stock through underwriters, agents or dealers or directly to purchasers. A prospectus supplement will set forth the terms of each specific offering, including the name or names of any underwriters or agents, the purchase price of the Common Stock and the proceeds to us from such sales, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Common Stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Common Stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement, the underwriters will be obligated to purchase all the Common Stock if any are purchased.

     During and after an offering through underwriters, the underwriters may purchase and sell the Common Stock in the open market. These transactions may include overallowment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, under which selling concessions allowed to syndicate members or other broker-dealers for the Common Stock they sell for their account may be reclaimed by the syndicate if the syndicate repurchases the Common Stock in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock then offered, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     We may sell the Common Stock directly or through agents we designate from time to time. Any agent involved in the offer or sale of the Common Stock covered by this prospectus will be named, and any commissions payable by us to an agent will be set forth, in a prospectus supplement relating thereto. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If dealers are used in any of the sales of Common Stock covered by this prospectus, we will sell Common Stock to dealers as principals. The dealers may then resell the Common Stock to the public at varying prices the dealers determine at the time of resale. The names of the dealers and the terms of the transactions will be set forth in a prospectus supplement.

     We may sell the Common Stock directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in a prospectus supplement.

     If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Common Stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services on our behalf.

                                  LEGAL MATTERS

     The validity of any Common Stock offered by this prospectus or any supplement will be passed upon for Valence by Troop Steuber Pasich Reddick & Tobey LLP, Los Angeles, California.

                                     EXPERTS

     The financial statements as of March 28, 1999 and March 29, 1998 and for the period from March 3, 1989 (date of inception) to March 28, 1999 and for each of the three years in the period ending March 28, 1999, incorporated by reference in this prospectus, have been so incorporated in reliance on the report (which includes an explanatory paragraph regarding substantial doubt about Valence's ability to continue as a going concern) of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the placement agent fees, underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee.


     Registration fee...............................................$ 8,042

     Legal fees and expenses........................................$15,000

     Accounting fees and expenses...................................$ 8,000

     Miscellaneous..................................................$ 1,000
                                                                   --------
     Total..........................................................$32,042

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended ("Securities Act"). The Registrant's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law.

     The Registrant's Restated Certificate of Incorporation ("Restated Certificate") provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant has entered into agreements with its directors and officers that require Valence to indemnify such persons to the fullest extent authorized or permitted by the provisions of the Restated Certificate and Delaware law against expenses, judgments, fines, settlements and other amounts actually and responsibly incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or other agent of the Registrant or any of its affiliated enterprise. Delaware law permits such indemnification, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. In addition, the Registrant maintains director and officer liability insurance which, subject to certain exceptions and limitations, insures directors and officers for any alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act in their respective capacities as directors and officer of the Registrant.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.


                                   Page II-1

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following exhibits are filed herewith or incorporated by reference herein:

     EXHIBIT
     NUMBER                               EXHIBIT TITLE
     -------        ----------------------------------------------------------
     5.1            Opinion of Troop Steuber Pasich Reddick & Tobey, LLP.

     23.1 Consent of PricewaterhouseCoopers LLP, independent accountants.

     23.2           Consent of Troop Steuber Pasich Reddick & Tobey, LLP
                    (included in Exhibit 5.1).

     24.1 Power of Attorney of certain directors and officers of the registrant (contained on Page II-4).+

-----------------------
+ Exhibit previously filed with the Commission on February 17, 2000 as part of Form S-3 Registration Statement.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of Common Stock offered (if the total dollar value of Common Stock offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Common Stock offered therein, and the offering of such Common Stock at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the Common Stock being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit


                                   Page II-2
plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the Common Stock offered therein, and the offering of such Common Stock at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of periodic report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") containing information required to be included in a post-effective amendment that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the Common Stock offered therein, and the offering of such Common Stock at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the Common Stock being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Common Stock being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and
(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contained a form of prospectus shall be deemed to be a new registration statement relating to the Common Stock offered therein, and the offering of such Common Stock at that time shall be deemed to be the initial bona fide offering thereof.


                                   Page II-3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, State of Nevada on March 7, 2000.

                                      Valence Technology, Inc.


                                       By: /S/ LEV M. DAWSON
                                           -------------------------------------
                                           Lev M. Dawson
                                           Chairman of the Board,
                                           Chief Executive Officer and President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     SIGNATURE                       TITLE                         DATE
--------------------     -----------------------------      ------------------

/S/ LEV M. DAWSON        Chairman of the Board, Chief         March 7, 2000
--------------------     Executive Officer and
    Lev M. Dawson        President (Principal
                         Executive Officer)


/S/ JAY L. KING          Chief Financial Officer              March 7, 2000
--------------------     Principal Financial and
    Jay L. King          Accounting Officer)


        *                Director                             March 7, 2000
-------------------
   Carl E. Berg


        *                Director                             March 7, 2000
-------------------
  Alan F. Shugart


        *                Director                             March 7, 2000
-------------------
Bert C. Roberts, Jr.


*By: /S/ LEV M. DAWSON
     -------------------
     Lev M. Dawson
     Attorney-in-Fact

                                   Page II-4

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                                 EXHIBIT TITLE
-------    ---------------------------------------------------------------------

5.1        Opinion Troop Steuber Pasich Reddick & Tobey
23.1       Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2       Consent of Troop Steuber Pasich Reddick & Tobey (included in
            Exhibit 5.1).
24.1       Power of Attorney of certain directors and officers of the registrant
            (contained on Page II-4).+

-----------------------
+ Exhibit previously filed with the Commission on February 17, 2000 as part of Form S-3 Registration Statement.


                                   Page II-5